EXHIBIT 99.1

Neptune Reports Fiscal 2012 Results

Nutraceutical Net Income Increases by More Than 100%

LAVAL, Quebec, May 25, 2012 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB) reports today its consolidated financial results for the fiscal year ended February 29, 2012, announces corporate reorganization and the holding of an earning call.

Fiscal year ended February 29, 2012 Financial Results

Nutraceutical Business Results

  Nutraceutical revenues increased by 15% to a record $19,113,000, for the fiscal year ended February 29, 2012, up from $16,583,000 achieved during the corresponding period ended February 28, 2011.
  Net income from nutraceutical business improved by 136% and reached a net income of $2,384,000 for the fiscal year ended February 29, 2012, compared to a net income of $1,010,000 for the corresponding period ended February 28, 2011.
  EBITDA from nutraceutical business for the fiscal year ended February 29, 2012 reached $2,690,000, compared to$2,818,000 obtained during the corresponding period ended February 28, 2011.

Consolidated Results

  Revenues increased by 15% to $19,124,000 for the fiscal year ended February 29, 2012, up from $16,583,000 achieved during the corresponding period ended February 28, 2011.
  Earnings for the year ended February 29, 2012 resulted into a net loss of ($4,593,000) compared to a net loss of ($1,693,000), for the corresponding period ended February 28, 2011.
  Consolidated EBITDA for the fiscal year ended February 29, 2012 was ($2,593,000), compared to $258,000 obtained during the corresponding period ended February 28, 2011.

Three-Month Period ended February 29, 2012 Financial Results

Nutraceutical Business Results

  Nutraceutical revenues for the three-month period ended February 29, 2012 increased by 31% to a record $5,357,000, compared to $4,078,000 for the three-month period ended February 28, 2011.
  Earnings from nutraceutical business for the three-month period ended February 29, 2012 resulted into a net profit of $1,379,000 compared to a net loss of ($985,000), for the three-month period ended February 28, 2011.
  EBITDA from nutraceutical business for the three-month period ended February 29, 2012 reached $185,000, compared to a negative ($188,000) achieved during the three-month period ended February 28, 2011.

Consolidated Results

  Revenues for the three-month period ended February 29, 2012 totalled $5,368,000 compared to $4,078,000 for the three-month period ended February 28, 2011.
  Earnings for the three-month period ended February 29, 2012 resulted into a net loss of ($134,000) or ($0.01) per share, compared to a net loss of ($2,212,000) or ($0.04) per share, for the three-month period ended February 28, 2011.
  EBITDA for the three-month period ended February 29, 2012 reached ($775,000), compared to ($1,304,000) achieved during the three-month period ended February 28, 2011.

"Revenues reached a record level of $19.1M directly attributable to Neptune's operational, nutraceutical business segment and complementary marketing strategies. Reaching record revenues year in and year out strongly reflects the kind of company Neptune is along with effective marketing efforts and creativity" stated Frédéric Harland, Director of Finance.

"We are extremely pleased with Neptune's latest fiscal year outstanding results and profitability, and building on this momentum for fiscal year 2013 where revenues growth will be Neptune's primary focus" stated André Godin, Chief Financial Officer.

Corporate Reorganization

Neptune also announces a series of management changes and restructuring initiatives designed to strengthen the Corporation and position it for long-term success.

''The actions we are announcing today will provide the organizational structure and leadership needed to execute our strategic plan and fulfill the enormous promise of this company," said Henri Harland, President and Chief Executive Officer.

Key components of the management changes and restructuring initiatives include:

  Harland Waksal's nomination on the Board of Directors,
  Dr. Tina Sampalis' nomination as Chief Global Strategic Officer (CGSO) of Neptune, Acasti and NeuroBiopharm,
  Wael Massrieh's promotion to Vice President Scientific Affairs; he will oversee Neptune's R&D program,
  Eric Simard's promotion to Vice President Science & Development; he will oversee all innovation of manufacturing process as well as clinical research.
  Michel Timperio's promoted to Vice President Global Sales; he will oversee sales & business development.

''These changes to date bring together an outstanding group of seasoned leaders, with a broad range of talents and abilities and a proven history of delivering results and achieving objectives," said Henri Harland. "The Corporation and all its stakeholders stand to benefit considerably from their collective knowledge, experience and expertise. These changes were, in part, designed to put greater emphasis on stimulating sales growth, assessing our business portfolio opportunities and expanding operating profit margins" he added.

Management Earning Call

Neptune will be holding a conference call and webcast on Thursday, May 31th, 2012 at 4:30 pm ET.

The main topics to be discussed on the call include:

  Year End financial results,
   Commercial progress,
  Plant expansion,
  Intellectual property,
  NeuroBioPharm,
  Acasti Pharma Update.

The conference call hosts are:

  Henri Harland, President & Chief Executive Officer; and
  André Godin, Chief Financial Officer.

The details relating to the conference call will be announced on the week of May 28th 2012.

Management will accept questions by telephone during the Q&A period at the end of the presentation. Questions can also be forwarded in advance or during the presentation to the following email address:  f.harland@neptunebiotech.com.

An archived recording of the webcast will be available on Neptune's website (www.neptunebiotech.com) two hours after the webcast.

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune's products are marketed and distributed in over 30 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma (TSX-V:APO) is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by astaxanthin, a potent antioxidant. Acasti Pharma is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release."

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

CONTACT: Neptune Contact:
         Neptune Technologies & Bioressources Inc.
         Andre Godin, CFO
         +1.450.687.2262
         a.godin@neptunebiotech.com

         www.neptunebiotech.com

         Howard Group Contact:
         Dave Burwell
         (888) 221-0915
         dave@howardgroupinc.com

         www.howardgroupinc.com